UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 10, 2022

B. Riley Principal 150 Merger Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40083	85-2081659
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

299 Park Avenue, 21st Floor

New York, New York 10171

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 457-3300

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	BRPMU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	BRPM	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	BRPMW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Second Amendment to the Merger Agreement

As previously disclosed, on October 24, 2021, B. Riley Principal 150 Merger Corp., a Delaware corporation (“B. Riley” or the “Company”), entered into an Agreement and Plan of Merger (as amended on December 29, 2021, the “Merger Agreement”) with BRPM Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of B. Riley (“Merger Sub”), and FaZe Clan Inc., a Delaware Corporation (“FaZe”) that provides for, among other things, the merger of Merger Sub with and into FaZe, with FaZe surviving the merger as a wholly-owned subsidiary of B. Riley (the “Merger”).

On March 10, 2022, B. Riley entered into an amendment to the Merger Agreement (“Amendment No. 2”) with Merger Sub and FaZe. Amendment No. 2 changes the treatment of the options outstanding under FaZe’s existing incentive plans (the “FaZe Options”) such that in connection with the Merger, all FaZe Options will be assumed by the Company at the closing of the Merger and will become options to purchase a number of shares of the Company’s common stock (“New FaZe Options”) equal to the number of shares of FaZe common stock subject to such FaZe Option immediately prior to the Effective Time (as defined in the Merger Agreement), multiplied by the Exchange Ratio (as defined in the Merger Agreement), and having an exercise price equal to the exercise price immediately prior to the Effective Time divided by the Exchange Ratio.

Immediately prior to the Effective Time, seventy-five percent (75%) of each discrete individual grant of FaZe Options that remain unvested as of the Effective Time will, automatically and without any required action on the part of the holder thereof, become vested as of the Effective Time (the “Accelerated FaZe Options”). The Accelerated FaZe Options, together with each FaZe Option that is vested in accordance with its terms as of the Effective Time (including each option that vests or is deemed vested in accordance with its terms in connection with the transactions contemplated by the Merger Agreement) will be referred to collectively as the “Vested FaZe Options.” Holders of Vested FaZe Options will also be entitled to receive a number of earn-out shares equal to the number of Net Vested Company Option Shares (as defined in the Merger Agreement) underlying such Vested FaZe Options multiplied by the Earn-Out Exchange Ratio (as defined in the Merger Agreement).

Other than as expressly modified pursuant to Amendment No. 2, the Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on October 24, 2021, as amended by the Amendment to the Merger Agreement dated as of December 29, 2021, remains in full force and effect.. The foregoing description of Amendment No. 2 does not purport to be complete and is subject to, and qualified in its entirety by the full text of Amendment No. 2 attached hereto as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Waiver of Minimum Proceeds Condition

As previously disclosed, the obligation of FaZe to consummate the Business Combination is subject to, among other things, B. Riley’s having a minimum of $218,000,000 in cash available to it at the closing of the Business Combination after giving effect to redemptions of B. Riley’s public shares and payment of transaction expenses. In connection with entering into the Term Loan (as described in Item 8.01 below), on March 10, 2022, FaZe waived the Minimum Acquiror Closing Cash Amount (as defined in the Merger Agreement) under the Merger Agreement.

Item 8.01 Other Events

Bridge Loan Agreement

On March 10, 2022, B. Riley Commercial Capital, LLC, a Delaware limited liability company and an affiliate of B. Riley (“B. Riley Lender”), entered into a Bridge Loan Agreement with FaZe pursuant to which the B. Riley Lender agreed (i) to issue to FaZe as a single advance a term loan in the principal amount of $10 million (the “Initial Term Loan”) and (ii) upon receipt of a borrowing notice from FaZe, to issue to FaZe in a second advance a term loan in the principal amount of $10 million (the “Final Term Loan” and together with the Initial Term Loan, the “Term Loan”). The initial Term Loan is evidenced by a promissory note (the “Term Promissory Note”) and accrues interest at a rate of 7% per year, compounded quarterly.

In connection with the Term Loan, on March 10, 2022, the B. Riley Lender and FaZe entered into a Pledge and Security Agreement (the “Pledge and Security Agreement”), as well as intercreditor agreements (each an “Intercreditor Agreement” and, collectively, the “Intercreditor Agreements”) with FaZe’s senior lienholders. The Term Loan is secured by all assets of FaZe, other than certain Excluded Collateral (as defined in the Pledge and Security Agreement), subject to the Intercreditor Agreements.

The Term Loan will be repaid in cash on the Closing Date. In the event the Merger Agreement is terminated without completion of the Business Combination, the Term Loan will become a secured convertible promissory note of FaZe, on substantially the same terms as the existing senior secured convertible promissory notes of Faze, in an aggregate principal amount equal to the outstanding principal balance, including capitalized interest, of the Term Loan and the unpaid accrued interest on the Term Loan as of such date.

The foregoing description of Term Loan does not purport to be complete and is subject to, and qualified in its entirety by the full text of Bridge Loan Agreement, Term Promissory Note, Pledge and Security Agreement, and Intercreditor Agreements attached hereto as Exhibits 10.1, 10.2, 10.3, and 10.4 to this Current Report on Form 8-K, which is incorporated herein by reference.

Additional Information

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, BRPM has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the preliminary Proxy Statement/Prospectus and, when available, the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this press release, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Amendment No. 2, dated March 10, 2022, to the Agreement and Plan of Merger, dated as of October 24, 2021 by and among B. Riley Principal 150 Merger Corp., BRPM Merger Sub, Inc. and FaZe Clan, Inc.
10.1	Bridge Loan Agreement, dated March 10, 2022.
10.2	Term Promissory Note, dated March 10, 2022
10.3†	Pledge and Security Agreement, dated March 10, 2022
10.4	Form of Intercreditor Agreement, dated March 10, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	The schedules and similar attachments to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). B. Riley undertakes to furnish supplementally a copy of any omitted schedule or attachment to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

B. RILEY PRINCIPAL 150 MERGER CORP.

Dated: March 10, 2022	By:	/s/ Daniel Shribman
		Name:	Daniel Shribman
		Title:	Chief Executive Officer and
Chief Financial Officer